FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated November 7, 2017

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company
U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil
U(Address of principal executive offices)

Gustavo Javier Lopez,
Chief Administrative Officer and Investor Relations Officer,
Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com
1309 Av. Brigadeiro Faria Lima, 5th floor
São Paulo, São Paulo 01452-002, Brazil
U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2017

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ André Guillaumon
		Name:	André Guillaumon
		Title:	Chief Executive Officer and Operation Officer

Date: November 7, 2017
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer and Investor Relations Officer

Earnings Release 1Q18

brasilagro





Earnings Release

For the quarter ended September 30, 2017

São Paulo, November 06, 2017 – **BrasilAgro (B3: AGRO3) (NYSE: LND)**, the Brazilian leader in acquiring, developing and selling rural properties that offer high potential for price appreciation in Brazil, announces its consolidated results for the year and the quarter ended September 30, 2017. The consolidated quarterly information is prepared in accordance with International Financial Reporting Standards (IFRS).

Conference Call 1Q18

November 07, 2017

Portuguese with simultaneous English translation

3:00 p.m. (Brasília)
12:00 p.m. (NY)

Phone: +55 (11) 3127 4971
Phone: + 1 516 300 1066

Password: BrasilAgro

1Q18 Highlights

Distribution of R$ **12.9 million** in dividends or R$ **0.24 per share**

R$ **98.9 million**
Net Revenue

Estimated production of **1.8 million of tons** of grains and sugarcane

R$ **20.1 million**
Net Income

Estimated planted área of **100,900 hectares**
Crop 17/18

R$ **33.7 milhões**
Adjusted EBITDA

Estimated land transformation **2,000 hectares**
In Paraguay

PRICE

AGRO3: **R$ 12.66**
LND: **US$ 3.94**

AGRO3 NOVO MERCADO BM&FBOVESPA

LND LISTED NYSE

CONTACTS

+ 55 (11) 3035 5374
ri@brasil-agro.com

Gustavo Javier Lopez
IRO

Ana Paula Zerbinati Ribeiro
Thaís Lima
Investor Relations

MESSAGE FROM MANAGEMENT

We closed the first quarter of the 2017/2018 harvest-year ("1Q18") with a Net Profit of R$20.1 million, an Adjusted EBITDA of R$33.7 million and Net Revenue of R$98.9 million. This reflects the commercialization of 900,800 tons of agricultural products (soybean, corn and sugarcane) in the quarter.

The estimated planted area for the 2017/2018 harvest year is 93,100 hectares in Brazil and Paraguay, including soy, corn, sugarcane and pasture, in addition to 7,800 hectares leased to third parties, totaling a planted area of 100,900 hectares. The expected production for this harvest is 1.8 million tons, an increase of 86.3% over the previous harvest. This increase results from the production of sugarcane and grains of São José Farm, which was purchased in February 2017 and accounts for 23.5% of the planted area.

In the development of the properties, we expect transform approximately 2,000 hectares in Paraguay. Since the start of operations in 2006, we have transformed over 123,400 hectares, representing an average growth of 32% in portfolio transformation.

On October 2, the Shareholders' Meeting approved the distribution of dividends in the amount of R$0.24 per share and elected the members of the Board of Directors and of the Fiscal Council. Ensuring the good practices of Corporate Governance, 44.4% of the members of the Board of Directors are independent and the Fiscal Council has a financial expert member, complying with the requirements of the Sarbanes-Oxley law and SEC (United States Securities and Exchange Commission).

We began the fiscal year with positive estimates for the 2017/2018 crop, committed to deliver results and find opportunities of value generation for the Company1s continued growth.

OPERATING PERFORMANCE

Definitions: 1Q17 and 1Q18 – quarter ended September 30,2016 and 2017, respectively | 2016/2017 Harvest Year - fiscal year started on July 01, 2016 and ended on June 30, 2017 | 2017/2018 Harvest Year - fiscal year started on July 01, 2017 and ended on June 30, 2018.

Operating Performance

On the date of this release, the Company's property portfolio consisted of 225,877 hectares across six Brazilian states and Paraguay, as shown in the table below:

	FARMS	LOCATION	AQUISITION DATE	PROJECT	TOTAL AREA (ha)	ARABLE AREA (ha)
1	Jatobá Farm	Jaborandi / BA	Mar-07	Grains and Pasture	30,981	24,226
2	Alto Taquari Farm	Alto Taquari / MT	aug/07	Sugarcane	5,394	3,774
3	Araucária Farm	Mineiros / GO	apr/07	Sugarcane	6,490	4,784
4	Chaparral Farm	Correntina / BA	Nov-07	Grains	37,182	26,444
5	Nova Buriti Farm	Bonito de Minas / MG	dec/07	Forest	24,212	17,846
6	Preferência arm	Balanópolis / BA	sep/08	Grains and Pasture	17,799	12,410
7	Partnership II[1]	Ribeiro Gonçalves / PI	Nov-13	Grains	7,500	7,500
8	Partnership III[2]	Alto Taquari / MT	may/15	Sugarcane	4,263	4,263
9	Partnership IV[3]	São Raimundo das Mangabeiras / MA	feb/17	Sugarcane	15,000	15,000
10	São José Farm	São Raimundo das Mangabeiras / MA	feb/17	Grains and Sugarcane	17,566	10,137
11	Palmeiras[4] (Paraguay)	Boquerón	dec/13	Grains and Pasture	59,490	29,745
	Total				225,877	156,129

1- BrasilAgro entered into an agricultural exploration partnership in the Parceria II Farm for up to 11 harvests, involving up to 10,000 hectares.

2- BrasilAgro entered into an agricultural exploration partnership in the Parceria III Farm potentially up to March 31, 2026.

3 - BrasilAgro entered into an agricultural exploration partnership in the Parceria IV Farm for 15 years of planting of sugarcane, with option of renewal for another 15 years.

4- New social denomination of the operation in Paraguay.


Land Ownership
(total area)
12%
88%
Ownership Area
Leasing


Legal Reserve
31%
69%
Arable Area
Environmental Area

Development of Areas

During the 2017/18 harvest year, we expect to transform approximately 1,965 hectares of land, all of which are located in Paraguay, representing an **average growth** of 32%, in the portfolio transformation, which is the main valuation vector of our properties.



Development of Areas
(hectare)
7.8
23.1
41.1
61.8
75.5
87.3
100.3
109.7
116.3
121.4
123.4
07/08
08/09
09/10
10/11
11/12
12/13
13/14
14/15
15/16
16/17
17/18 E

Market Value of the Portfolio

On June 30, 2017, we hired the independent consulting firm Deloitte Touche Tohmatsu to conduct a market valuation of our properties. According to their appraisal, as of June 30, 2017, the market value of the portfolio was **R$1.4 billion**.

We internally appraise, on an annual basis, the market value of our farms. And on June 30, 2017, date of the appraisal, the market value of our portfolio was R$1.3 billion, an increase of 24.6% in relation to the previous year.

In order to estimate the market value of our farms, we considered for each property: (i) its level of development; (ii) soil quality and maturity; and (iii) agricultural aptitude and potential.

The table bellow shows the portfolio's internal market valuation as of June 30, 2016 and 2017 and the independent market valuation performed by independent consulting firm Deloitte Touche Tohmatsu on June 30, 2017.

	FARM	LOCATION	Internally Appraise (R$ thousand)			Independent Valuation (R$ thousand)
			6/30/2016	Period Sales	6/30/2017	6/30/2017
1	Jatobá Farm	Jaborandi / BA	303,455	10,100	321,802	360,758
2	Alto Taquari Farm	Alto Taquari / MT	120,607		190,940	119,706
3	Araucária Farm	Mineiros / GO	150,881	30,200	166,352	172,327
4	Chaparral Farm	Correntina / BA	262,747		291,751	352,391
5	Nova Buriti Farm	Bonito de Minas / MG	31,967		30,282	23,407
6	Preferência Farm	Balandpolis / BA	56,564		54,690	64,392
7	São José Farm	São Raimundo das Mangabeiras / MA	0		146,255	156,981
8	Palmeiras (Paraguay)	Boquerón	154,845		143,074	143,039
	Total		1,081,070	40,300	1,307,106	1,395,001

Agricultural Operations

The table below shows the breakdown of area to be planted by farm in the harvest 17/18:

Planted Area - Crop 17/18	Ratoon Cane	Cane Plant	Soybean	Corn	Corn - 2nd Crop	Pasture	Other	Total
Jatobá Farm			5.573	1.895		4.508	8.905	20.881
Alto Taquari Farm	3.105	3.784						6.889
Araucária Farm	3.085	504						3.589
Chaparral Farm			9.597	798			5.553	15.948
Preferência Farm						6.700	134	6.834
Partnership II Farm			7.500					7.500
Partnership III Farm	3.095	992						4.087
São José Farm and Partnership IV Farm	15.847	3.539	5.275		386			25.047
Palmeiras			5.601	1.095		2.821	568	10.085
Total	**25.132**	**8.819**	**33.546**	**3.788**	**386**	**14.029**	**15.160**	**100.860**

Planted area by crop (ha)	Crop 16/17	Crop 17/18	Harvest Participation 17/18 (%)	Change (%)
Grains	30.139	37.720	41.0%	25.2%
Soybean	22.549	33.546	36.4%	48.8%
Corn	7.590	4.174	4.5%	-45.0%
Sugarcane	29.698	25.132	27.3%	-15.4%
Pasture	16.425	14.029	15.2%	-14.6%
Others	12.611	15.160	16.9%	20.2%
Total	**88.873**	**92.041**	**100,0%**	**3,6%**

Area Planted by Land Ownership (ha)	Crop 16/17	Crop 17/18	Harvest Participation 17/18 (%)	Change (%)
Own Area	59.678	64.226	63,7%	7,6%
Operated by BrasilAgro	52.027	56.466	56,0%	8,5%
Leased to third parties	7.651	7.760	7,7%	1,4%
Leased area	29.195	36.634	36,3%	25,5%
Total	**88.873**	**100.860**	**100,0%**	**13,5%**

GRAINS

Productivity per culture (tons)	Crop 16/17 Realizad	Crop 17/18 Estimated	Change (%)
Soybean	65,057	82,020	26.1%
Cron	40,502	29,430	-27.3%
Corn - 2nd Crop	-	2,319	n.a.
Total	**105,559**	**113,769**	**7.8%**

The reduction of tons produced of corn is a result of decrease of planted area from 7,590 hectares in the 16/17 harvest to 4,174 in the 17/18 harvest.

SUGARCANE

The following table shows the sugarcane results appropriated in the sugarcane harvest year (April to November) and during the Company's fiscal year (July 1 to June 30):

Year Crop Result - Sugarcane	2016 (01/apr a 30/nov)	2017 (01/apr a 30/sep)	2017 Estimated (01/apr a 30/nov)
Tons Harvested	846,694	1,381,499	1,660,174
Hectares harvested	9,965	18,930	25,977
TCH - Harvest Tons per Hectares	84.97	72.98	63.91

Accounting Year Result - Sugarcane	1Q17	1Q18	Change (%)
Tons Harvested	405,272	901,299	122.4%
Hectares harvested	4,741	11,981	152.7%
TCH - Harvest Tons per Hectares	85.48	75.23	-12.0%

The reduction of tons harvested per hectare is due to the sugarcane crop reform period in the areas harvested at the São José Farm. These areas were not being managed in accordance to the Company's quality standards and thus are being reformed in order to improve their productivity and quality levels.

CATTLE RAISING

Until the date of this release, we had 11,153 head of cattle in the Preferência and Jatobá Farms and in Paraguay, distributed in 11,208 hectares of already active pasture in Brazil and 2,167 hectares of already active pasture in Paraguay.

Livestock	1Q18	Crop 17/18 Estimated
Hectares	13,375	14,029
Number of heads	11,153	15,799
Meat production (kg)	233,501.80	2,414,186
Weight Gain per Day	0.23	0.42
Weight Gain per hectare	17.46	172.09

OTHERS

In order to improve the Company's results and mitigate operating risks, we leased 7,650 hectares to third parties in the state of Bahia. The areas were leased to local farmers and the contracts have a term of up to five harvests.

In addition, we have 6,550 hectares of grasses cover crops and 850 hectares of millet and sorghum, in order to increase the organic matter and accelerate the maturation of the soil.

FINANCIAL PERFORMANCE

The consolidated financial statements were prepared and are being presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA e EBITDA Ajustado

EBITDA is calculated as gross profit adjusted by general, administrative, and selling expenses, other operating revenue and depreciation expenses. Adjusted EBITDA was calculated by excluding biological assets in progress (sugarcane and grains) and adjusting for the harvest's derivative results and depreciation expenses, including depreciation of fixed assets of the farms and administrative installations, developed areas and permanent crops.

EBITDA (R$ thousand)	1Q18	1Q17	Change
Gross Profit	**32.128**	**3.604**	**791,5%**
Selling expenses	(737)	90	n.a.
General and administrative expenses	(7.625)	(7.453)	2,3%
Other operating income/expenses, net	(521)	(2.611)	-80,0%
Depreciations and amortizations	8.093	5.680	42,5%
EBITDA	**31.338**	**(690)**	**n.a.**

Adjusted EBITDA (R$ thousand)	1Q18	1Q17	Change
Gross Profit	**32.128**	**3.604**	**791,5%**
Elimination of gains on biological assets (grains and sugarcane planted)	946	1.432	-34,0%
Selling expenses	(737)	90	n.a.
General and administrative expenses	(7.625)	(7.453)	2,3%
Other operating income/expenses, net	(521)	(2.611)	-80,0%
Derivatives Results	996	(1.748)	n.a.
Adjusted Depreciations [1]	8.519	5.787	47,2%
EBITDA Cresca[2]	30	(676)	n.a.
Adjusted EBITDA	**33.736**	**(1.574)**	**n.a.**

1- Adjusted Depreciation includes depreciation of harvested grains and sugarcane.

2- As of June 30, 2017, the amounts refer to Cresca's administrative expenses. The operating result in Paraguay is consolidated to BrasilAgro.

Income Statement

Since March 2017, the results of the operation in Paraguay are be disclosed consolidated to the results of the operation in Brazil.

NET REVENUE FROM SALES OF AGRICULTURAL PRODUCTS

Net Revenue (R$ thousand)	1Q18	1Q17	Change
Total	**83,746**	**40,155**	**108.6%**
Soybean	6,143	5,846	5.1%
Corn	2,754	319	762.4%
Sugarcane	73,528	33,488	119.6%
Livestock	380	-	n.a.
Leasing	839	(46)	n.a.
Services	-	28	-100.0%
Others	103	520	-80.1%

Tons	1Q18	1Q17	Change
Total	**900,795**	**408,303**	**120.6%**
Soybean	6,783	5,249	29.2%
Corn	4,756	416	1043.3%
Sugarcane	889,256	401,890	121.3%
Others	-	748	-100.0%

In 1Q18, the recorded net revenue from sales was R$83.7 million, an increase of R$43.5 million when compared to the previous year, as a result of the increase in volume sold during the period.

Net revenue from grains (soybean and corn) in 1Q18 increased by 44.3% versus the same period of the previous year, from R$6.2 million, from the sale of 5,700 tons of grains, to R$8.9 million, from the sale of 11,500 tons.

Soybean revenue increased by 5.1% in 1Q18 when compared to the previous year, from R$5.8 million, from the sale of 5,200 tons at R$1,113.65 per ton, to R$6.1 million, from the sale of 6,800 tons at R$905.66 per ton.

Corn revenue in 1Q18 increased by R$2.4 million when compared to the previous year, from R$319 thousand from the sale of 416 tons at R$767.57 per ton to R$2.7 million, from the sale of 4.7 tons at R$579.01 per ton.

Sugarcane revenue in 1Q18 increased by R$40.0 million when compared to the previous year, from R$33.5 million from the sale of 401,900 tons at R$83.33 per ton, to R$73.5 million from the sale of 889,300 tons at R$82.68 per ton of sugarcane. The reduction in per-ton sugarcane price was due to the 5% price reduction in the price of TRS (total recoverable sugar), which went from 0.61 R$/kg in 1Q17 to 0.57 R$/kg in 1T18.

Cattle-raising revenue totaled R$380 thousand in 1Q18, reflecting the sale of 205 head of cattle in Brazil and Paraguay.

Lasing revenue reached R$839 thousand in 1Q18 and reflects the third-party leases of Farms in the state of Bahia.

Other sales revenue totaled R$103 thousand in 1Q18 and came from the sale of soybean residues. During the same period of the previous year, we had other revenue in the amount of R$548 thousand, which came from the sale of inputs (seeds, fertilizers and byproducts) from areas that were not planted in the 2016/17 harvest year.

GAINS OR LOSSES OF AGRICULTURAL PRODUCTS AND BIOLOGICAL ASSETS

Biological Assets and Agricultural Products (R$ thousand)	Soybean 16/17	Corn(1) 16/17	Sugarcane	Cattle	Others	Gain / Loss in 06/30/2017
Gain and loss on agricultural products	1,659	477	13,634	-	(7)	15,763
Gain and loss on biological assets	-	(146)	(799)	(583)	-	(1,528)
Change on biological assets fair value	**1,659**	**331**	**12,835**	**(583)**	**(7)**	**14,235**

Gains or losses from the variation in the fair value of agricultural products are determined by the difference between their harvested volume at market value (net of selling expenses and taxes) and the production costs incurred (direct and indirect costs, leasing and depreciation).

Harvested agricultural products are measured at their value at the time of harvest considering the market price of the area of each farm.

Since July 1, 2016, biological assets corresponding to ratoons of sugarcane have been measured at cost less depreciation (Accounting Standard IAS 16), while planted cane will continue to be measured at fair value (Accounting Standard IAS 41).

Biological Assets (R$ thousand)	Gain / Loss in 06/30/2017
Area (hectares)	11,981
Prodution (Tons)	901,299
Productivity (Ton./ha)	75.23
Fair Value (R$)	66,533
Cost of production (R$)	(52,899)
Gain and loss on biological assets (R$)	**13,634**

Biological assets correspond to agricultural products in formation (not yet harvested) and cattle, measured at the net present value of the expected cash flow from these products. The calculation of fair value considers the best estimates in relation to sales prices, discount rates, direct and indirect costs, leasing, yields and selling expenses.

Cattle biological assets are measured at fair value and controlled in accordance with two

methodologies: 12 to 15-month calves and steers (heifers) are controlled and valued by head, while older animals are controlled by weight.

Fair value variation is impacted by variations between fair value and cost, as well as by fair value variations between the periods.

Gains or losses from the variation in the fair value of biological assets are determined by the difference between their fair value and their book value. Book value includes investments and costs effectively incurred until the moment of appraisal, as well as write-offs arising from the harvesting of the agricultural products.

The table below shows the results of the sugarcane harvest:

Year ended June 30, 2017	Crop 2016	Crop 2017	Total
Net Revenues	48,949	71,971	120,920
Cost of Sales	(43,420)	(74,455)	(117,875)
Gain (loss) of agriculture products	7,215.00	11,524	18,739
Profit (loss)	**12,744**	**9,040**	**21,784**
Tons harvested	535,103	480,200	1,015,303

Year ended September 30, 2017	Crop 2016	Crop 2017	Total
Net Revenues		73,528	73,528
Cost of Sales		(57,432)	(57,432)
Gain (loss) of agriculture products		12,834	12,834
Profit (loss)	-	**28,930**	**28,930**
Tons harvested		901,299	901,299

IMPAIRMENT (REVERSAL OF PROVISIONS OF THE RECOVERABLE AMOUNT OF AGRICULTURAL PRODUCTS, NET)

A provision to adjust inventories at the net realized value of agricultural products is constituted when the fair value of the inventory is higher than the realized value. The realization value is the sales price estimated during the normal course of business less estimated selling expenses.

On September 30, 2017, the recognized amount corresponded to a gain of R$958 thousand.

COST OF PRODUCTION

(%)	Soybean	Corn	Sugarcane	Livestock
Variable costs				
Seeds	15%	16%	0%	0%
Fertilizers	16%	23%	10%	1%
Defensive	19%	15%	6%	0%
Agricultural services	19%	16%	47%	0%
Fuels and Lubricants	4%	4%	8%	1%
Maintence of machines and instruments	0%	0%	0%	6%
Animal Feed	0%	0%	0%	9%
Others	3%	2%	2%	5%
Fixed costs	**24%**	**24%**	**27%**	**78%**
Labor	4%	2%	3%	11%
Depreciation and amortization	11%	12%	12%	66%
Leasing	6%	8%	10%	0%
Others	3%	2%	2%	1%

(R$ / thousand)	Crop16/17 Realized	Crop 17/18 Estimated	Change
Soybean	2,159	2,163	0.2%
Corn	2,397	2,164	-9.7%
Sugarcane	4,416	5,140	16.4%

The increase in the cost of production of sugarcane reflects the carrying out costs of the São José farm, which didn't occur in the previous harvest.

COST OF GOODS SOLD

(R$ thousand)	1Q18	1Q17	Change
Total of cost of goods sold	**(66,811)**	**(39,443)**	**69.4%**
Soybean	(5,982)	(5,711)	4.7%
Corn	(2,920)	(210)	1290.5%
Sugarcane	(57,433)	(32,424)	77.1%
Livestock	(411)	(45)	813.3%
Others	(65)	(1,053)	-93.8%

Cost of goods sold (COGS) came to R$66.8 million in 1Q18. Due to the fair value adjustments of agricultural products, period changes in costs are directly linked to the market price of commodities at the time of harvest.

Total soybean COGS increased by 4.7% in 1Q18 when compared to the previous year, from R$5.7 million, from the sale of 5,200 tons at R$1, 087.94 per ton, to R$5.9 million, from the sale of 6,800 tons at R$881.90 per ton.

Total corn COGS increased by R$2.7 million in 1Q18 versus the previous year, from R$210 thousand, from the sale of 416 tons at R$505.43 per ton, to R$2.9 million, from the sale of 4.7 thousand tons at R$613.89 per ton.

Total sugarcane COGS increased by 77.1% in 1Q18 versus the previous year, from R$32.4 million, from the sale of 401,900 tons at R$80.68 per ton, to R$57.4 million, from the sale of 889,200 tons at R$64.58 per ton of sugarcane.

Total cattle-raising COGS reached R$411 thousand in 1Q18 and reflects the net result of animal death and birth during the period (R$18 thousand) and the sales cost of 205 head of cattle in Brazil and Paraguay at R$1,900 per head.

Other COGS in the amount of R$65,000 in 1Q17 refer to the sale of residues and the amount of R$1.0 million refers to the sale of inputs (seeds, fertilizers and byproducts).

SELLING EXPENSES

(R$ thousand)	1Q18	1Q17	Change
Selling expenses	**(737)**	**90**	**n.a.**
Freight	(137)	(5)	2784.4%
Storage and Processing	(626)	(180)	248.1%
Others	26	275	-90.5%

In 1Q18 we recorded R$737 thousand in selling expenses. This result is due to the increase in freight, reflected by the increase in grain sales during the period.

The increase in storage and processing expenses in 1Q18 is due to the increase in storage expenses for grain inventory from the 2016/17 harvest.

Other selling expenses refer to the reversal of loss for doubtful debtors (PDD).

GENERAL AND ADMINISTRATIVE EXPENSES

(R$ thousand)	1Q18	1Q17	Change
General and administrative expenses	**(7,625)**	**(7,453)**	**2.3%**
Depreciations and amortizations	(173)	(177)	-2.3%
Personnel expenses	(4,841)	(5,335)	-9.3%
Expenses with services provider	(1,288)	(947)	36.0%
Leases and Rents	(106)	(201)	-47.3%
Others expenses	(1,217)	(793)	53.5%

As of March 2017, we began to consolidate general and administrative expenses of the operation in Paraguay, which were previously accounted for under the equity pick up.

In 1Q18, general and administrative expenses increased by 2.3% in comparison to the same period of the previous year, from R$7.4 million to R$7.6 million.

The increase by 36.0% in expenses with service providers is mainly due to the expenses with

advisors for the development of new projects.

The decrease by 47.3% in leases and rents is mainly due to renegotiations of lease contracts.

The increase by 53.5% in other expenses are primarily due to the provision of the Rural Property Tax (ITR)in the amount of R$728 thousand, in the previous years this expense was recognized at the time of payment, which occur in the 2Q17.

OTHER OPEARTING INCOME / EXPENSES

(R$ thousand)	1Q18	1Q17	Change
Other operating income/expenses	**(521)**	**(2,611)**	**-80.0%**
Gain/Loss on sale of fixed assets	(35)	(489)	-92.8%
Management Fee - Cresca Reversal	-	(1,050)	-100.0%
Provisions for lawsuits	(320)	(369)	-13.3%
Others	(166)	(703)	-76.4%

In 1Q18, other operating expenses dropped by R$2.0 million, from R$2.6 million in 1Q17 to R$521 thousand in 1Q18. This drop was mainly due to the management fee reversal of Cresca, in the amount of R$1.0 million, due to the end of the consulting agreement for the development of lands in Paraguay and to expenses in the amount of R$638 thousand referring to the resignation of the CEO in August 2016, which were accounted for in 1Q17.

FINANCIAL RESULT

(R$ thousand)	1Q18	1Q17	Change
Total	**8,852**	**13,352**	**-33.7%**
Interest	8,103	(1,058)	n.a.
Exchange variations	27	(139)	n.a.
Foreign exchange variations on liabilities	(1,580)	600	n.a.
Unwind of present value adjustment	671	2,101	-68.1%
Results with derivatives	1,525	3,833	-60.2%
Other financial income / expenses	106	8,015	-98.7%

The consolidated financial result is composed of the following items: (i) interest on financing; (ii) the impact of the monetary variation on the amount payable from the acquisition of the Nova Buriti Farms; (iii) the impact of the U.S. dollar exchange variation on the offshore account and Cresca's receivables; (iv) the present value of Cremaq, Araucária and Jatobá Farms' sales receivables, fixed in soybean bags; (v) the result from hedge operations; and (vi) bank fees and expenses and returns on cash investments.

Interest variation is mainly due to the recognition of the financial revenue obtained from the Nova Buriti Farm renegotiation, in the amount of R$9.3 million.

Foreign exchange variations refer to margin deposits as collateral for derivative transactions with *offshore* brokerage houses and Cresca's receivables. This variation is a reflection of the variation of the dollar in the period from R$3.3082 on June 30, 2017 to R$3.11680 on September 30, 2017.

The derivatives result reflects the commodities hedge operations result and the impact of the exchange variation on cash, which was partially dollarized in order to maintain purchasing power in regard to inputs, investments and new acquisitions, which have a positive correlation with the U.S. currency. In 1Q18, the result of derivative transactions was R$1.5 million, of which R$1.2 million are related to currency operations and R$315 thousand are related to operations with commodities. In 1Q17, derivative operations totaled R$3.8 million, of which R$1.2 million are a loss related to currency operations and R$5.0 million are in operations with commodities.

The reduction in other financial income / expenses is due to the decrease in the Company's cash position, from an average cash flow of R$189.8 million in 1Q17 to R$52.8 million in 1Q18 and also decrease in the SELIC rate.

On August 30, 2017, the title deed for the Nova Buriti Farm was given and, consequently, the payment of the Farm balance was paid. The Farm's total price was adjusted, with the partial cancellation of the monetary adjustments (by the IGP-M - General Market Price Index) that would be owed by the Company. The amount of R$9.3 million was recognized as financial income in 1Q18 and the outstanding balance of the debt will not be restated.

DERIVATIVE OPERATIONS

Our risk policy primarily aims to hedge the Company's cash flow. In this context, we are concerned not only with the main components of our revenue, but also the main components of our production costs. We therefore monitor on a daily basis: a) the international prices of the main agricultural commodities produced by the Company, usually expressed in U.S. dollars; b) the base premium, i.e. the difference between the international and domestic commodity price; c) exchange rates; and d) the prices of the main components such as freight, fertilizers and chemicals, that can significantly impact costs.

The points analyzed when deciding on the price and margin hedging strategy and tools are listed below:

• Estimated gross margin based on the current price environment

• Standard deviation from the estimated gross margin for different pricing strategy scenarios.

- Analysis of the estimated gross margin in stress scenarios for different hedge strategies.

Comparison between current estimates and the Company's budget.

- Comparison of the estimated gross margin and the historical average.
- Market expectations and trends.
- Tax aspects.

Hedge Position on November 01, 2017

Crop	Soybean			FX		
	Volume[1]	% de hedge[2]	Price (USD/bu)	Volume (mil)	% de hedge[3]	BRL/USD
17/18	43.132 ton	69.9%	10.51	USD 22.076	87.4%	3.38

1- Net production volume estimated + receivables from farm sales.

2- Percentage of volume in tons of soybean locked in.

3- Percentage of expected revenue in USD.

Balance Sheet

ALLOCATION OF NET INCOME AND DISTRIBUTION OF DIVIDENDS

On October 02, 2017, the Company's shareholders approved at the Annual and Special Shareholders' Meeting the distribution of dividends in the amount of R$0.241108481 per share. The payment was done on October 30, 2017 and the Company's shares began to trade "ex-dividends" on October 03, 2017.

NET ASSET VALUE – NAV

(R$ thousand)	September 30, 2017	
	BOOK	NAV
Brazil Equity	587,685	587,685
Paraguay Equity	96,386	96,386
BrasilAgro's Equity	**684,071**	**684,071**
Brazil Equity		587,685
Brazil's Land Value		1,164,062
(-) Balance Sheet - Net Agri Openning Capex		-67,767
(-) Balance Sheet - Land Value		-301,352
Paraguay Equity		96,386
(+) Paraguay Land Value		143,074
(-) Balance Sheet - Land Value		-134,321
NAV	**684,071**	**1,487,767**
Shares	56,889	56,889
NAV per share	**12.02**	**26.15**

CASH AND CASH

Cash and Cash equivalents	06/30/2017	06/30/2016	Change
Cash and Cash equivalents	**27,012**	**43,798**	**-38.3%**
Cash and Banks	11,867	15,159	-21.7%
Repurchase agreements	2,591	28,639	-91.0%
Bank deposit certificates	12,554	-	n.a.
Markable securities	**2**	**2**	**0.0%**
Restricted financial investments	-	2	-100.0%
Bank deposit certificates	-	-	n.a.
Banco do Nordeste (loan guarantees)	-	-	n.a.
Treasury financial bills	2	-	**n.a.**
Restricted Markable securities	**21,147**	**5,502**	**284.4%**
Bank deposit certificates	3,731	1,468	154.2%
Banco do Nordeste (loan guarantees)	17,416	17,088	**1.9%**
Total	**48,161**	**49,302**	**-2.3%**

The Company ended the quarter with a cash position of R$48.2 million, a decrease of 29.0%

over June 30, 2017. This decrease is mainly a result of R$7.0 million in debt payments and investments of R$12.0 million.

INVENTORY

(R$ thousand)	09/30/2017	06/30/2017	Change
Soybean	294	6,837	n.a.
Corn	6,198	6,819	-9.1%
Livestock	16,737	11,153	50.1%
Other crops	270	50	440.0%
Agricultural Products	**23,499**	**24,859**	**-5.5%**
Supplies	15,564	8,952	73.9%
Total	**39,063**	**33,811**	**15.5%**

INDEBTEDNESS

Loans and Financing (R$ thousand)	Expiration (Position in 06/30/2017)	Annual Interest Tax - %	09/30/2017	06/30/2017	Change
Short term					
Financiamento de Custeio Agrícola	nov-17	8,84 to 12,75	27,927	10,703	160.9%
Financiamento Projeto Bahia	Sep - 18	TJLP + 3,45 and 4,45 / SELIC + 3,45 / Pre 4,00 to 9,00	14,121	15,236	-7.3%
Capital de Giro	jul-17	2.,30% + 100% of CDI	10,268	15,782	-34.9%
Capital de Giro (USD)	Aug - 17	0.0349	-	5,031	-100.0%
Financiamento de Máquinas e Equipamentos	Sep - 18	TJLP + 3.37	2	1	100.0%
Financiamento de cana-de-açúcar	Aug - 17	TJLP + 2,70 and 12,75	503	8,248	-93.9%
Arrendamento Financeiro Canavial - Parceria III	Nov- 17	0.0692	2,020	1,619	24.8%
			54,841	**56,620**	**-3.1%**
Long term					
Financiamento de cana-de-açúcar	Feb - 20	TJLP + 2,70	755	1,025	-26.3%
Financiamento de Máquinas e Equipamentos	Mai - 22	TJLP + 3,73%	3,524	1,208	191.7%
Financiamento Projeto Bahia	Out - 20	TJLP + 3,45 and 4,45 / SELIC + 3,45 / Pre 4,00 to 9,00	26,995	30,862	-12.5%
Arrendamento Financeiro Canavial - Parceria III	Nov-18	0.0692	595	1,665	-64.3%
Arrendamento Financeiro Canavial - Parceria IV	Jan-32	R$/kg 0.6462	19,956	20,795	-4.0%
			51,825	**55,555**	**-6.7%**
Total			**106,666**	**112,175**	**-4.9%**

On September 30, 2017 and June 30, 2017, the balance of loans and financing was R$106.6 million and R$112.2 million, respectively. The payment of interest and amortization totaled R$31.8 million in 1Q18.

During the period, a total of R$22.3 million was disbursed in new financing referring to the cost of sugarcane, soybean and corn operations and R$3.9 million was disbursed for investments related to farm opening.

ACQUISITIONS PAYABLE

(R$ thousand)	Adjustment Rate	09/30/2017	06/30/2017	Change
Nova Buriti Farm	IGP-M	6,871	22,085	-68.9%
São José Farm	CDI	2,391	2,561	-6.6%
Total		**9,262**	**24,646**	**-62.4%**

On August 30, 2017, the title deed for the Nova Buriti Farm was given and, consequently, the payment of R$5,802 was made. Part of the remaining balance, R$1.5 million, was paid on October 18, 2017 and the last installment of R$5.5 million is still outstanding.

At the time of the negotiation, the Farm's total price was adjusted, with the partial cancellation of the monetary adjustments (by the IGP-M - General Market Price Index) that would be owed by the Company. The amount of R$9.3 million was recognized as financial income in 1Q18 and the outstanding balance of the debt will not be restated.

PROPERTIES FOR INVESTMENT

The fundamental pillars of the Company's business strategy are the acquisition, development, exploration and sale of rural properties suitable for agricultural activities. The Company acquires rural properties with significant potential for generating value, subsequently holding the assets and carrying out profitable agricultural activities on them.

Once we acquire our rural properties, we begin to implement high-value-added crops and to transform these rural properties by investing in infrastructure and technology, while also entering into lease agreements with third parties. In line with our strategy, when we deem a rural property has reached its optimal value, we sell it to capture the capital gains.

The rural properties acquired by the Company are booked at their acquisition cost, which does not exceed their realized net value, and are recognized under "Non-Current Assets".

Properties for investment are evaluated at their historical cost, plus investments in buildings, improvements and the clearing of new areas, less accrued depreciation, in accordance with the same criteria detailed for fixed assets.

Farm	Acquisition value	Buildings and improvements	Opening area	Construction in progress	Properties for investment
Initial Balance	300,487	26,369	53,021	9,922	389,799
In June 30, 2016					
Acquisitions	865	94	60	7,780	8,449
Reductions		-53			-53
(-) Depreciation/ Amortization		-208	-2,915		-3,123
In June 30, 2017	**301,352**	**26,202**	**50,166**	**17,702**	**395,422**

On September 30, 2017, we recorded R$17.7 million in ongoing work, which refers to the clearance of areas at the Chaparral and Araucária Farms.

CAPEX – AREA OPENING

(R$ thousand)	1Q18	1Q17	Change
Maintenance	1,194	105	1037.1%
Opening	4,388	3,788	15.8%
Total	**5,582**	**3,893**	43.4%

DEPRECIATION – AREA OPENING

(R$ thousand)	1Q18	1Q17	Change
Maintenance	(572)	(464)	23.3%
Opening	(2,342)	(2,171)	7.9%
Total	**(2,914)**	**(2,635)**	**10.6%**

CAPITAL MARKETS

In keeping with its pioneering spirit, the Company, which was the first agricultural production company to list its shares on the Novo Mercado segment of the BM&FBOVESPA, will also be the first Brazilian agribusiness company to list its ADRs (American Depositary Receipts) on NYSE (New York Stock Exchange).

Share Performance

On November 03, 2017, BrasilAgro's shares (AGRO3) were traded at R$12.67, resulting in a market cap of R$720.8 million, while its ADRs (LND) were traded at US$3.75.


AGRO3 x Ibovespa
(base 100 = 06/01/2015)

HIGHLIGHTS - AGRO3	1Q18	1Q17
Average Daily Trade Volume (R$)	1,357,924.00	1,987,033.33
Maximun (R$ per share)	12.32	12.30
Mininum (R$ per share)	12.13	11.98
Average (R$ per share)	12.21	12.12
Closing Quote (R$ per share)	13.25	12.10
Variation in the period (%)	7.81%	-1.62%

During 1Q18, BrasilAgro's shares reached a trading volume of R$86.9 million, from 12,065 trades, while average daily traded volume was R$1.4 million.

Board

On October 02, 2017, the Company's shareholders elected the members of the board of directors and fiscal council in Special Shareholder's Meeting.

BOARD OF DIRECTORS	POSITION
Eduardo S. Elsztain	Chairman
Alejandro G. Elsztain	Director
Alejandro G. Casaretto	Director
Carlos M. Blousson	Director
Saul Zang	Director
Isaac Selim Sutton	Independent Director
João de Almeida Sampaio Filho	Independent Director
Ricardo de Santos Freitas	Independent Director
Robert Gibbins	Independent Director

FISCAL COUNCIL	POSITION
Débora de Souza Morsch	Sitting member – Finance Specialist
Fabiano Nunes Ferrari	Sitting member
Ivan Luvisotto Alexandre	Sitting member

Disclaimer

The statements contained in this document related to the prospects for BrasilAgro's businesses, projected operating and financial income and growth are merely projections, and as such are based exclusively on management's expectations. These expectations depend materially on market conditions, the performance of the Brazilian economy, the industry and international markets, and are therefore subject to change without prior notice.

WEIGHTS AND MEASURES USED IN AGRICULTURE

Weights and Measures used in Agriculture

1 ton	1.000 kg	
1 Kilo	2.20462 pounds	
1 pound	0.45359 kg	
1 acre	0.1840 bushel	
1 hectare (ha)	2.47105 acres	
1 hectare (ha)	10.000 m2	
1 bushel	5.4363 acres	
Soybean		
1 bushel of soybean	60 pounds	27.2155 kg
1 bags of soybean	60 kg	2.20462 bushels
1 bushel/acre	67.25 kg/ha	
1.00 US$/bushel	2.3621 US$/saca	
Corn		
1 bushel of corn	56 pounds	25.4012 kg
1 bags of corn	60 kg	2.36210 bushels
1 bushel/acre	62.77 kg/ha	
1.00 US$/bushel	2.3621 US$/saca	

INCOME STATEMENT

(R$ thousand)	1Q18	1Q17	Change
Revenues from grains	9,277	6,783	36.8%
Revenues from sugarcane	75,409	34,245	120.2%
Revenues from leasing	1,050	28	3650.0%
Other revenues	445	372	19.6%
Deductions from gross revenue	(2,435)	(1,273)	91.3%
Net Sales Revenue	**83,746**	**40,155**	**108.6%**
Change in fair value of biological assets and agricultural products	14,235	3,105	358.5%
Impairment	958	(213)	n.a.
Net Revenue	**98,939**	**43,047**	**129.8%**
Cost of agricultural products sale	(66,811)	(39,443)	69.4%
Gross Profit	**32,128**	**3,604**	**791.5%**
Selling expenses	**(737)**	**90**	**n.a.**
General and administrative expenses	**(7,625)**	**(7,453)**	**2.3%**
Depreciations and amortizations	(173)	(177)	-2.3%
Personnel expenses	(4,841)	(5,335)	-9.3%
Expenses with services provider	(1,288)	(947)	36.0%
Leases and Rents	(106)	(201)	-47.3%
Others expenses	(1,217)	(793)	53.5%
Other operating income/expenses, net	**(521)**	**(2,611)**	**-80.0%**
Equity pick up	**(741)**	**(1,143)**	**-35.2%**
Financial result	**8,852**	**13,352**	**-33.7%**
Financial income	**20,080**	**24,851**	**-19.2%**
Interest on Financial Investments	790	9,508	-91.7%
Interest on assets	10,026	1,160	764.3%
Foreign exchange variations on liabilities	526	769	-31.6%
Unwind of present value adjustment	2,942	3,838	-23.3%
Realized results with derivatives	1,970	3,615	-45.5%
Unrealized results with derivatives	3,826	5,961	-35.8%
Financial expenses	**(11,228)**	**(11,499)**	**-2.4%**
Interest expenses	(580)	(1,049)	-44.7%
Bank charges	(104)	(444)	-76.6%
Interest on liabilities	(1,923)	(2,218)	-13.3%
Monetary variations	27	(139)	n.a.
Foreign exchange variations on liabilities	(2,106)	(169)	1146.2%
Unwind of present value adjustment	(2,271)	(1,737)	30.7%
Realized results with derivatives	(1,281)	(1,438)	-10.9%
Unrealized results with derivatives	(2,990)	(4,305)	-30.5%
Profit (loss) before income and social contribution taxes	**31,356**	**5,839**	**437.0%**
Income and social contribution taxes	(11,222)	(2,817)	298.4%
Profit (loss) for the period	**20,134**	**3,022**	**566.2%**
Outstanding shares at the end of the period	56,888,916	56,888,916	
Basic earnings (loss) per share - R$	0.35	0.05	566.2%

BALANCE SHEET - ASSETS

Assets (R$ thousand)	09/30/2017	06/30/2017	Change
Current assets			
Cash and Cash equivalents	27,012	43,798	-38.3%
Markable securities	3,733	6,972	-46.5%
Trade accounts receivable	85,428	54,026	58.1%
Inventories	22,326	22,658	-1.5%
Biologial assets	40,497	38,260	5.8%
Derivative financial instruments	3,126	4,090	-23.6%
Transactions with related parties	1,318	1,298	1.5%
	183,440	**171,102**	**7.2%**
Non-current assets			
Biological assets	16,737	13,435	24.6%
Markable securities	17,416	17,088	1.9%
Diferred taxes	44,010	53,780	-18.2%
Derivative financial instruments	167	1	16600.0%
Accounts receivable and sundry credits	39,744	44,605	-10.9%
Investment properties	395,422	389,799	1.4%
Transactions with related parties	34,686	35,640	-2.7%
Investments	96,386	101,426	-5.0%
Property, plant and euipment	55,849	54,745	2.0%
Intagible assets	1,553	1,672	-7.1%
	701,970	**712,191**	**-1.4%**
Total assets	**885,410**	**883,293**	**0.2%**

BALANCE SHEET – LIABILITIES

Liabilities (R$ thousand)	09/30/2017	06/30/2017	Change
Current liabilities			
Trade accounts payable and other obligations	59,975	55,615	7.8%
Loans and financing	54,841	56,620	-3.1%
Labor obligations	14,684	11,513	27.5%
Derivative financial instruments	2,929	3,978	-26.4%
Accounts payable for acquisitions	9,262	24,646	-62.4%
Transactions with related parties	4,676	4,784	-2.3%
	146,367	**157,156**	**-6.9%**
Non-current liabilities			
Trade accounts payable and other obligations	1,233	1,520	-18.9%
Loans and financing	51,825	55,555	-6.7%
Derivative financial instruments	-	-	n.a.
Provision for legal claims	1,914	1,594	20.1%
	54,972	**58,669**	**-6.3%**
Total liabilities	**201,339**	**215,825**	**-6.7%**
Equity			
Capital	584,224	584,224	n.a.
Capital reserves	1,153	1,525	-24.4%
Treasury shares	(35,208)	(36,797)	-4.3%
Profits reserves	68,615	68,615	0.0%
Proposed additional dividends	6,486	6,486	0.0%
Equity variation adjustment	38,667	43,415	-10.9%
Accumulated losses	20,134	-	n.a.
Total equity	**684,071**	**667,468**	**2.5%**
Total liabilities and equity	**885,410**	**883,293**	**0.2%**

CASH FLOW

R$ (thousand)	1Q18	1Q17	Change
Profit (loss) for the period	20,134	3,022	566.2%
Adjustments to reconcile net income			
Depreciation and amortization	8,093	5,680	42.5%
Residual value of fixed assets	7	4	75.0%
Cost result capitalized in investment properties	53	1	5200.0%
Equity Pickup	741	1,143	-35.2%
Gain (loss) unrealized results with derivatives	(836)	(1,656)	-49.5%
Exchange rate, monetary and financial charges unrealized	(7,207)	(7,862)	-8.3%
Adjustment to present value for receivables from sale of farms, machinery and financial leasings	(671)	(2,101)	-68.1%
Income and social contribution taxes	9,770	1,931	406.0%
Fair value of biological assets and agricultural products and depletion of harvest	(14,235)	(3,105)	358.5%
Provision (Reversal) of impairment of agricultural products after harvest	(958)	213	n.a.
Allowance for doubtful accounts	26	275	-90.5%
Provisions for lawsuits	320	369	-13.3%
	15,237	**(2,086)**	**n.a.**
Change in operating working capital			
Trade accounts receivable	(22,821)	(5,815)	292.5%
Inventories	1,513	(592)	n.a.
Biological Assets	8,696	6,408	35.7%
Recoverable Taxes	503	1,581	-68.2%
Derivative Transactions	179	294	-39.1%
Other assets	(972)	(991)	-1.9%
Suppliers	8,484	2,486	241.3%
Related parties	(60)	1,082	n.a.
Taxes payable	(874)	(1,646)	-46.9%
Income tax and social contribution	746	(2,202)	n.a.
Labor obligations	3,171	2,422	30.9%
Advance from customers	(4,283)	(111)	3758.6%
Other obligations	(461)	(800)	-42.4%
Net Cash generated by (used in) operating activities	**9,058**	**30**	**30093.3%**
CASH FLOW OF INVESTMENT ACTIVITIES			
Additions to immobilized and intangible	(6,979)	(530)	1216.8%
Additions to property for investments	(14,883)	(4,240)	251.0%
Redemption of (investment in) marketable securities	3,692	5,457	-32.3%
Amount received from the sale of farm	(1,425)	-	n.a.
Net cash (invested in) investment activities	**(19,595)**	**687**	**n.a.**
CASH FLOW OF FINANCING ACTIVITIES			
Loans and financing	26,144	7,888	231.4%
Interest from Loans and Financing	(4,875)	(2,623)	85.9%
Payment of loans and financing	(26,908)	(7,860)	242.3%
Treasury shares	(610)	-	n.a.
Generated (provided) net cash by financing activities	**(6,249)**	**(2,595)**	**140.8%**
Increase (decrease) in cash and cash equivalents	**(16,786)**	**(1,878)**	**797.8%**
Cash and cash equivalents at the beginning of the year	43,798	54,204	-19.2%
Cash and cash equivalents at the end of the year	27,012	52,326	-48.4%
	(16,786)	**(1,878)**	**793.8%**